SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2004

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

UPM-Kymmene Corporation Stock Exchange Release March 24, 2004 16:00

Vesa Vainio to continue as Chairman of UPM Board of Directors

At UPM-Kymmene Corporation’s Board of Directors assembly meeting, Mr. Vesa Vainio was re-elected as Chairman. Mr. Jorma Ollila and Mr. Gustaf Serlachius were elected as Vice Chairmen.

In addition, the Board of Directors elected from its members an Audit Committee with Mr. Michael C. Bottenheim as Chairman, and Mr. Martti Ahtisaari and Ms. Françoise Sampermans as members. A Human Resources Committee was elected with Mr. Vesa Vainio as Chairman, and Mr. Berndt Brunow and Mr. Georg Holzhey as members. Furthermore, a Nomination Committee was elected with Mr. Gustaf Serlachius as Chairman, and Mr. Karl Grotenfelt and Mr. Jorma Ollila as members.

The Board members are independent of the company except for Mr. Georg Holzhey, who has been employed by the company during the last three years. Mr. Georg Holzhey was a member of UPM’s Executive Team in 2002.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2004	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations